

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
NoAcT





06025409



January 27, 2006

Sandra Leung
Vice President & Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/27/2006

Re: Bristol-Myers Squibb Company
Incoming letter dated December 22, 2005

Dear Ms. Leung:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to Bristol-Myers by Charles Miller. We also have received a letter on the proponent's behalf dated December 27, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

14272

 Bristol-Myers Squibb Company

Sandra Leung
Vice President & Secretary

345 Park Avenue New York, NY 10154
Tel 212-546-4260 Fax 212-605-9622
sandra.leung@bms.com

December 22, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of Charles Miller*
Represented by John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Bristol-Myers Squibb Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Stockholders (collectively, the "2006 Proxy Materials") a stockholder proposal (the "Proposal") and a statement in support thereof received from Dr. Charles Miller (the "Proponent"), who has appointed Mr. John Chevedden to be his representative for all issues pertaining to the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent and Mr. Chevedden, informing them of the Company's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. The Company hereby agrees to promptly forward to the Proponent any response from the staff of the Division of Corporation Finance (the "Staff") to this no-action request that the Staff transmits by facsimile to the Company only.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. The Company hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") "redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or by law inclusion if practicable."

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented the Proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not "fully effected."

The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the *essential objective* of the proposal, even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by a stockholder proponent. *See* the 1983 Release; *AMR Corporation* (avail. Apr. 17, 2000); *Masco Corporation* (avail. Mar. 29, 1999); *Erie Indemnity Company* (avail. Mar. 15, 1999).

B. The Company's Policy

On December 9, 2003, the Company's Board of Directors approved a policy (the "Company Policy") that we believe substantially implements the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal may be properly omitted from the 2006 Proxy Materials. The Company Policy is as follows:

> **Board Policy on Stockholder Rights Plan**
>
> It is the company's policy to seek stockholder approval prior to its adoption of a stockholder rights plan, unless the board determines, with the concurrence of a majority of its independent non-executive members, that, due to timing concerns, it is in the best interests of the company's stockholders to adopt a rights plan without delay.
>
> If a rights plan is adopted without prior stockholder approval, the plan must provide that it shall expire unless ratified by stockholders within one year of adoption.

A copy of the Company Policy is attached hereto as Exhibit B.[1]

C. Analysis

The Company Policy substantially implements the Proposal because it addresses the essential objectives of the Proposal. The Proposal requests that the Board "redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable." The Company Policy provides for stockholder approval prior to the Company's adoption of a stockholder rights plan, except under limited circumstances where the Board, with the concurrence of a majority of independent non-executive

---

[1] http://www.bms.com/aboutbms/corporate_governance/content/data/additpol.html.

members and in exercising its fiduciary duties, determines that adopting a rights plan without delay is in the best interest of the stockholders. Significantly, any plan adopted under such circumstances must provide that it shall expire unless ratified by stockholders within one year of adoption. Thus, the Company Policy differs from the Proposal only with regard to the length of time in which a rights plan adopted by the Board in the exercise of its fiduciary duties must be submitted to a stockholder vote. In this regard, the Company Policy compares favorably with the Proposal in addressing the essential objectives of the Proposal. We believe that, as a result of adopting the Company Policy, the Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented it.

Staff precedent supports this analysis. Last year, the Staff permitted the Company to exclude a substantially similar proposal submitted by Mr. Nick Rossi, represented by Mr. Chevedden. In *Bristol Myers Squibb Co.* (avail. Feb. 11, 2004), the Staff concurred that a proposal requesting that any rights plan adopted by the Board be submitted to a stockholder vote "at the earliest possible shareholder election" was substantially implemented by the Company Policy since it requires any rights plan adopted without stockholder approval to expire unless ratified by stockholders within one year of adoption. In its response, the Staff specifically noted that the Company had adopted a policy that requires stockholder approval in adopting any rights plan. Accordingly, the Company Policy substantially implements the Proposal pursuant to Rule 14a-8(i)(10) just as the Company Policy substantially implemented the previous proposal.

In addition, the Staff has consistently permitted the exclusion of substantially similar proposals submitted to other companies with substantially similar stockholder rights policies pursuant to Rule 14a-8(i)(10). *See Raytheon Co.* (avail. Jan. 26, 2005); *Home Depot , Inc.* (avail. Mar. 7, 2005); *Safeway, Inc.* (avail. Apr. 1, 2004); *Hewlett-Packard Co.* (avail. Dec. 24, 2003).

Finally, the Company Policy substantially implements the Proposal to the greatest extent permitted under Delaware law. A stockholder rights policy that does not contain an exception for actions necessary for the Board to act in a manner required by its fiduciary duties, a so-called "fiduciary out," would be inconsistent with Delaware statutory and common law. *See, e.g., Home Depot , Inc.* (avail. Mar. 7, 2005); *Safeway, Inc.* (avail. Apr. 1, 2004); *Hewlett-Packard Co.* (avail. Dec. 24, 2003). Thus, the Board has taken all possible steps to implement the Proposal, and the Proposal is moot. As the Commission has stated, "the purpose of 14a-8(i)(10) is to avoid...shareholders having to consider matters which have already been favorably acted upon by management." Release No. 34-12598. Accordingly, as a result of the adoption of the Company Policy, the Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented it.

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its

2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 546-4260.

Sincerely,



Sandra Leung

Enclosures

cc: John Chevedden
Charles Miller

"EXHIBIT A"

Charles Miller
23 Park Circle
Great Neck, NY 11024


RECEIVED
NOV 21
SANDRA LEUNG

Prof. Peter R. Dolan
Chairman
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154

Rule 14a-8 Proposal

Dear Prof. Dolan,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Charles Miller ______ 11. 8. 05
Charles Miller ______ Date

cc: Sandra Leung, Corporate Secretary
PH: 212 546-4260
FX: 212 605-9622
FX: 212 546-4020

[November 19, 2005]
3 – Redeem or Vote Poison Pill

RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or bylaw inclusion if practicable.

Thus there would be no loophole to allow exceptions to override a shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board had promptly terminated a new poison pill because our board could turnaround and readopt their poison pill.

58% yes-vote
Twenty (20) shareholder proposals on this topic won an impressive 58% average yes-vote in 2005 through late-September. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

We supported this proposal topic in 2003 with our 69% yes-vote. Our Board then adopted a policy to require shareholder approval of all poison pills. Paradoxically our Board then said they could override our vote. The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm responded by stating that it did not believe that our Board's policy constituted full implementation of the proposal.

Pills Entrench Current Management
"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes."
"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Dr. Charles Miller, 23 Park Circle, Great Neck, NY 11024 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Please acknowledge this proposal within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

EXHIBIT B

Policy on Stockholder Rights Plan

It is the company's policy to seek stockholder approval prior to its adoption of a stockholder rights plan, unless the board determines, with the concurrence of a majority of its independent non-executive members, that, due to timing concerns, it is in the best interests of the company's stockholders to adopt a rights plan without delay.

If a rights plan is adopted without prior stockholder approval, the plan must provide that it shall expire unless ratified by stockholders within one year of adoption.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 27, 2005 7:55 PM
To: CFLETTERS
Cc: Sandra Leung
Subject: Re Bristol-Myers Squibb Company (BMY) No-Action Request Charles Miller

Re Bristol-Myers Squibb Company (BMY) No-Action Request Charles Miller

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 27, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bristol-Myers Squibb Company (BMY)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Charles Miller

Ladies and Gentlemen:

This is an initial response to the Bristol-Myers December 22, 2005 no action request received on December 27, 2005.

The rule 14a-8 proposal text states:
"3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or bylaw inclusion if practicable.

"Thus there would be no loophole to allow exceptions to override a shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board had promptly terminated a new poison pill because our board could turnaround and readopt their poison pill."

The company does not explain how a proposal that calls for "no loophole" can be implemented by a company policy with the exact loophole that is intended to be excluded. The company cites no precedent on excluding a rule 14a-8 poison pill proposal with this "no loophole" text.

Furthermore the vague text of the company "Policy" makes it unworkable and unenforceable as anything other than a blank-check. The company does not define or give examples of the vague text in its "policy" that would trigger a poison pill without a shareholder vote:
"due to timing concerns"
"in the best interests of the company's stockholders"

Plus this policy can deny a shareholder vote based on a bare 5-to-4 vote by directors.

There are no guidelines or examples to direct the board in determining an adequately urgent "timing concern" or the "best interests of the company's stockholders" under the company's specific policy. The company does not cite any consequences for the board if it substitutes its own entrenchment or any other reason for "best interests of the company's stockholders." The company does not cite any recourse for shareholders if a pill were simply adopted to protect the board's entrenchment thus a toothless policy.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "best interests of the company[1]s stockholders" and the directors own personal interest in continued longevity at Bristol-Myers and a steady-stream of attractive pay and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:
"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval if it believes, in the exercise of its fiduciary obligations, that doing so is in the best interests of the company's shareholders. In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=1555

The company does not claim The Corporate Library[1]s conclusion that JPMorgan had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the staff before the staff made its determination in any prior no action request similar to Bristol-Myers.

Although the company notes the 2005 proposal on this topic it fails to address the key "no loophole" text difference in the 2006 proposal on this topic:
"Thus there would be no loophole to allow exceptions to override a shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill."

Also the company fails to address this new 2006 text:
"Charter or bylaw inclusion if practicable."

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Charles Miller
Sandra Leung <sandra.leung@bms.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 22, 2005

The proposal requests that the board amend its charter or bylaws to require that any future or current poison pill be redeemed unless it is submitted to a shareholder vote as soon as practicable.

We are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Bristol-Myers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Mary Beth Breslin
Special Counsel